The share exchange described in this press release involves securities of foreign companies. This share exchange is subject to disclosure requirements of Japan that are different from those of the United States. Financial information included in this press release has been prepared in accordance with generally accepted Japanese accounting standards and may not be comparable to the financial statements of companies in the United States.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the companies are located in a foreign country, and some or all of their officers are residents of a foreign country. You may not be able to sue a foreign company or its officers in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the companies may purchase securities otherwise than under the share exchange, such as in open market or privately negotiated purchases.

May 23, 2014

Company Name: Namura Shipbuilding Co., Ltd.
Name of Representative:
Kensuke Namura, President & Representative Director
(Code: 7014, the first section of the Tokyo Stock Exchange)
Contact: Yoshihiro Ikebe, Deputy General Manager of Management Affairs Headquarters
(TEL:+81-3-6324-4971 (from overseas))

Company Name: Sasebo Heavy Industries Co., Ltd.
Name of Representative:
Yoshifumi Yushita, President & Representative Director
(Code:7007, the first section of the Tokyo Stock Exchange and the Fukuoka Stock Exchange)
Contact: Teruyuki Shibuya, Deputy General Manager, General Administration Headquarters
(TEL:+81-3-6861-7312 (from overseas))

Announcement Concerning the Execution of Agreements regarding Share Exchange between Namura Shipbuilding Co., Ltd. and Sasebo Heavy Industries Co., Ltd.

Namura Shipbuilding Co., Ltd. (“Namura Shipbuilding”) and Sasebo Heavy Industries Co., Ltd. (“Sasebo Heavy Industries”) hereby announce that, at their respective board of directors meetings held on May 23, 2014, Namura Shipbuilding and Sasebo Heavy Industries have determined to enter into a share exchange transaction (the “Share Exchange”) to make Sasebo Heavy Industries a wholly owned subsidiary of Namura Shipbuilding, and that the companies have executed a share exchange agreement (the “Share Exchange Agreement”) and a statement of mutual agreement on the Share Exchange, as described below.
The implementation of the Share Exchange is subject to obtaining all necessary approvals, including those of the relevant authorities and of the shareholders at the respective shareholders’ meetings of the companies.

Furthermore, the shares of Sasebo Heavy Industries are scheduled to be delisted from the Tokyo Stock Exchange (the “TSE”) and the Fukuoka Stock Exchange (“FSE”) on September 26, 2014 (the last trading date being September 25, 2014), prior to the effective date of the Share Exchange.

1.	Purpose of the Share Exchange
(1)      Background and Purpose of Making Sasebo Heavy Industries a Wholly Owned Subsidiary through the Share Exchange
The global shipbuilding market has suffered from weak demand and low ship prices for a long time due to the global economic stagnation and the credit squeeze in the global financial markets caused by the collapse of the Lehman Brothers in September 2008.  Since 2013 the market has shown some positive signs; the volume of new global shipbuilding orders grew year over year for the first time since the “Lehman Shock” and ship prices have recently shown a slight improvement.  However, there remains an excess of existing ships due to the bulk orders before the “Lehman Shock”, and the structural issues in the shipbuilding industry, including the worldwide excess of shipbuilding capacity, are far from being resolved.  As a result it is expected that shipyards in Japan, South Korea, China and other countries will face fierce competition and the competition among the strong will be further intensified through realignment and natural selection of shipyards.  Furthermore, as ship fuel prices soar and customers become more conscious of environmental issues, there is a marked tendency for customers to focus on fuel-efficient technology in selecting shipyards.  In order to survive the competition, shipyards now must enhance cost competitiveness and also enhance their design and technology development capabilities to enable the shipyards to serve customers’ needs for fuel-efficiency at a high level, and to appropriately and promptly respond to amendments of international rules, especially environmental rules.

Since its incorporation in 1911, Namura Shipbuilding has run a shipbuilding business as its core business, as well as a ship repair business and steel structure business. In recent years, in accordance with its basic policy of offering a “product mix”, Namura Shipbuilding has offered at Imari Shipyard & Works, various ships to its customers ranging from capesize bulkers such as the 250,000 deadweight tonnage-type iron ore carriers (WOZMAX), to small and medium sized bulkers such as Panamax and handysize bulkers, and the Aframax Tanker.  In 2007, Namura Shipbuilding made The Hakodate Dock Co., Ltd. (“Hakodate Dock”), with which Namura Shipbuilding had entered into a capital and business alliance, its consolidated subsidiary, and since then has enhanced customer satisfaction by realizing a synergy effect through joint development for shipbuilding and more efficient procurement.  Furthermore, Namura Shipbuilding has been actively working on jointly developing new technology with customers seeking differentiation through the use of fuel efficient technology and other environment-related technology.  However, in order to win the battle for survival, Namura Shipbuilding believes that it must: (i) further enhance its design and development capabilities to respond to customers’ needs for high fuel-efficiency, amendments to international rules, and energy structure changes such as increasing demand for gas transportation; (ii) improve and enhance its flexibility to respond to rapid changes in the market through its product mix policy of receiving orders for, and building, several types of ships; and (iii) expand its scale to make it more competitive by cutting the costs of development and building per ship.

Since its incorporation in 1946, Sasebo Heavy Industries’ core business has comprised of shipbuilding, ship repair and machinery by making use of equipment and technologies inherited from the former Sasebo Naval Base, and in recent years its leading products in the shipbuilding business have included the Panamax Bulker and the Aframax Tanker. Thus, Sasebo Heavy Industries has accommodated its customers’ requests with its high technological capabilities in the shipbuilding business as well as the ship repair and machinery businesses.  Although Sasebo Heavy Industries’ financial results deteriorated due to the rapid change in the business environment after the “Lehman Shock”, Sasebo Heavy Industries established on May 17, 2013 its mid-term management plan aiming to establish a profitable structure resistant to environmental changes, and since then has made managerial efforts to change its sales structure and review and strengthen its business operation system.  Due to these efforts as well as the recent correction of the yen’s appreciation and the recent increase in ship prices, the business results of Sasebo Heavy Industries are currently improving.  However, in order to win the future battle for survival and ensure the continuance of manufacturing in the Sasebo region, there is an urgent need for Sasebo Heavy Industries to enhance its design capability and cost competitiveness, and enhance and restructure its business platform based on the mid- and long-term growth strategy. In this regard, Sasebo Heavy Industries has been considering the possibility of cooperating further with competitors.

After consultation on the industry environment and the situation of the companies as set forth above, the companies concluded that Namura Shipbuilding would make Sasebo Heavy Industries its wholly owned subsidiary. The companies will focus on realizing two main objectives which they consider to be essential conditions for survival; enhancing design and development capabilities, and enhancing procurement capabilities, each of which are discussed further in the next section.  In addition, the companies aim to enhance their respective competitiveness and business development capabilities, as well as those of the group as a whole, by working together in ensuring their respective flexibility on the sales and production side, cooperating in the ship repair business field, and streamlining administrative departments. The companies also aim to continuously enhance corporate value through the expansion of scale and quality improvement.  According to the Shipbuilders’ Association of Japan, the total combined new shipbuilding completion volume of Namura Shipbuilding, Sasebo Heavy Industries and Hakodate Dock for 2013 was 151 million gross tons, and taken together the three companies constitute the third largest shipbuilder in Japan on a gross tonnage basis.

(2)	Outline of Business Strategy after Making Sasebo Heavy Industries a Wholly Owned Subsidiary through the Share Exchange
The companies aim to maximize a synergy effect by integrating the management of the Imari office of Namura Shipbuilding and the Sasebo shipyard, which are geographically close, and utilizing the economies of scale when combined with Hakodate Dock.

(i) Enhancing design and development capabilities
By integrating the design capabilities that the companies have built over time and improving the quality and quantity of their design and development, the companies plan to establish a system to respond to changes in customers’ technical needs relating mainly to environmental performance and energy structure changes, and to the strengthened international rules and amendments thereto.  In addition, the companies will strive to improve efficiency through integrated management and to reduce design and development costs per ship.
(ii) Realizing efficient procurement
The companies aim to realize the efficient procurement of cost-competitive equipment through quantitative expansion and collaboration.
(iii) Enhancing sales ability
The companies plan to build a flexible and strategic order-receiving system by utilizing three bases - Namura Shipbuilding, Hakodate Dock and Sasebo Heavy Industries - as well as enhancing sales capabilities through integration and revision of the companies’ sales systems.
(iv) Streamlining production strategy
The companies plan to take advantage of the benefits of having relatively close offices, and build an efficient production system that includes an allocation of management resources allowing optimal role-sharing and personnel exchanges.
(v) Cooperating on ship repair business
Similar to Sasebo Heavy Industries, Hakodate Dock, a member of the Namura Shipbuilding Group, conducts a ship repair business as one of its core businesses, and as such aims to enhance its business base through cooperation between the companies.

(vi) Streamlining of administrative departments.
The companies plan to allocate personnel appropriately through reviewing duplicate functions in their respective administrative departments, and enhancing management ability.
(vii) Enhancing development capabilities
The companies aim to enhance capabilities for development toward further domestic business development and overseas expansion through synthesizing the technique, manufacturing, and management capabilities of both companies and improving the respective internal systems.

2. Summary of the Share Exchange
(1)	Schedule for the Share Exchange
Date of resolution of the meeting of the board of directors in respect of the execution of the Share Exchange Agreement (both companies)	May 23, 2014
Date of execution of the Share Exchange Agreement (both companies)	May 23, 2014
Record date for the general meeting of shareholders (both companies)	March 31, 2014
Date on which the general meeting of shareholders to approve the Share Exchange will be held (Namura Shipbuilding)	June 24, 2014 (scheduled)
Date on which the general meeting of shareholders to approve the Share Exchange will be held (Sasebo Heavy Industries)	June 25, 2014 (scheduled)
Last day of trading (Sasebo Heavy Industries)	September 25, 2014 (scheduled)
Date of delisting (Sasebo Heavy Industries)	September 26, 2014 (scheduled)
Scheduled date of Share Exchange (Effective Date)	October 1, 2014 (scheduled)
(Note)
The above schedule may be subject to change according to need in the course of the Share Exchange or any other event, and upon consultation and agreement between Namura Shipbuilding and Sasebo Heavy Industries.

(2)	Method of the Share Exchange

In the Share Exchange, Namura Shipbuilding will be a wholly-owning parent company, and Sasebo Heavy Industries will be a wholly-owned subsidiary.  The Share Exchange is scheduled to be effective on October 1, 2014, subject to approvals at the respective ordinary general meetings scheduled to be held on June 24, 2014 at Namura Shipbuilding and on June 25, 2014 at Sasebo Heavy Industries.

(3)	Content of Share Allotment in the Share Exchange
	Namura Shipbuilding (Wholly-owning Parent Company in Share Exchange)	Sasebo Heavy Industries (Wholly-owned Subsidiary in Share Exchange)
Share Exchange Ratio	1	0.128
(i) Share allotment ratio
0.128 common stock of Namura Shipbuilding will be allotted and delivered for each common stock of Sasebo Heavy Industries.

(ii) Number of shares to be delivered in the Share Exchange
In the Share Exchange, Namura Shipbuilding will newly issue 20,539,297 common stock, and allot and deliver such shares to the shareholders of Sasebo Heavy Industries immediately preceding the time at which Namura Shipbuilding acquires all of the issued shares of Sasebo Heavy Industries (the “Base Time”) through the Share Exchange.

In addition, in accordance with a resolution of the meeting of the board of directors of Sasebo Heavy Industries to be held no later than the day immediately preceding the effective date of the Share Exchange, Sasebo Heavy Industries will cancel, at the Base Time, all of its shares then held by it as treasury stock (including the shares to be purchased by it in response to a share purchase demand made by dissenting shareholders upon the Share Exchange under Article 785, Paragraph 1 of the Companies Act).
Furthermore, the number of shares to be allotted and delivered through the Share Exchange may be subject to change in the future due to reasons such as the acquisition and the cancellation of treasury stock by Sasebo Heavy Industries.

(iii) Treatment of shares in a number less than one Share Unit
The Shareholders who hold less than one full trading unit (fewer than 100 shares) of Namura Shipbuilding shares through the Share Exchange are unable to sell shares in a number less than one Share Unit on the exchange market.  Additionally, each shareholder who will hold shares of Namura Shipbuilding constituting less than one unit may use the following systems concerning shares of Namura Shipbuilding.

(a)
Purchase of shares constituting less than one unit (sale by shareholder of shares constituting less than one unit)
In accordance with the provisions of Article 192, Paragraph 1 of the Companies Act, shareholders holding less than a full trading unit of Namura Shipbuilding shares may request Namura Shipbuilding to purchase the shares constituting less than one unit.

(b)
Further purchase of shares constituting less than one unit (purchase to reach a total of 100 shares)
In accordance with the provisions of Article 194, Paragraph 1 of the Companies Act and the Articles of Incorporation of Namura Shipbuilding, shareholders holding less than a full trading unit of Namura Shipbuilding shares may request to purchase from Namura Shipbuilding the number of shares that will, when taken together with the number of shares constituting less than one unit already held by such shareholder, result in the shareholder holding a total of one unit.

(vi) Treatment of any fractions of less than one share
Namura Shipbuilding will pay to shareholders of Sasebo Heavy Industries who are entitled to receive the allotment of fractions of less than one share of common stock of Namura Shipbuilding upon the Share Exchange, an amount in cash in proportion to such fraction in accordance with Article 234 of the Companies Act and other relevant laws and regulations.

(4)
Treatment of stock acquisition rights and bonds with stock acquisition rights upon the Share Exchange
Sasebo Heavy Industries, which is to become a wholly-owned subsidiary by the Share Exchange, has issued neither stock acquisition rights nor bonds with acquisition rights.

3. Basis for Calculation of the Content of Allotment Concerning the Share Exchange
(1)
Basis and reason for Calculation of the Content of Allotment
As described in 1.(1) “Background and Purpose of Making Sasebo Heavy Industries a Wholly Owned Subsidiary Through the Share Exchange” above, as a result of discussions on the basis of the severe industry environment and situations of the companies, Namura Shipbuilding and Sasebo Heavy Industries concluded that it would be the best choice for the companies to enhance the competitiveness and capability for development of each company and the whole group through collaboration in various aspects and to aim for constant increases in corporate values through an expansion in scale and a reform of quality, and the Companies reached an agreement on the Share Exchange.

With respect to the share exchange ratio set out in 2.(3) “Details of the Content of Share Allotment in the Share Exchange” above, Namura Shipbuilding appointed Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. (“Mitsubishi UFJ Morgan Stanley Securities”) as the third-party valuation institution, and Sasebo Heavy Industries appointed KPMG FAS Co., Ltd. (“KPMG FAS”) as the third-party valuation institution as described further in (4) “Measures to Ensure Fairness” below. Namura Shipbuilding and Sasebo Heavy Industries repeatedly negotiated and consulted with each other while each company used the calculation results of the share exchange ratio submitted by their respective third-party valuation institutions as a reference, and considered the financial condition, performance trend, share price trend and other factors. As a result, the companies concluded that the share exchange ratio set out in 2.(3) above was appropriate.  If, however, any material changes occur to the basic terms and conditions for the calculation of the share exchange ratio, such share exchange ratio may be changed through consultation between the companies.

(2)	Matters Concerning Calculation
(i) Names of valuation institutions and relationships with the parties
Both Mitsubishi UFJ Morgan Stanley Securities and KPMG FAS are third-party valuation institutions independent of Namura Shipbuilding and Sasebo Heavy Industries, they are not the parties related to Namura Shipbuilding or Sasebo Heavy Industries, and they do not have a material interest to be noted in connection with the Share Exchange.

(ii) Summary of valuation
As market share prices are available for both companies, Mitsubishi UFJ Morgan Stanley Securities adopted the market price analysis for the valuation of common stock of the companies (with May 21, 2014 being the record date for calculation, Mitsubishi UFJ Morgan Stanley Securities made such calculation based on the closing prices of the shares of the respective companies on the record date as shown in the first section of the TSE, the simple average of the closing prices of the shares of the respective companies on each trading day for the period from May 12, 2014 (the business day immediately following the date when the companies announced the respective financial results for the fiscal year ended March 2014) to the record date, and the simple average of the closing prices of the shares for the one-month period, the three-month period, and the six-month period immediately preceding the record date).  In addition, Mitsubishi UFJ Morgan Stanley Securities adopted the discounted cash flow analysis (the “DCF Analysis”) in order to reflect future business operations in the valuation.  The earnings plan of Namura Shipbuilding, on which Mitsubishi UFJ Morgan Stanley Securities relied for the purpose of DCF Analysis, assumes that after Namura Shipbuilding achieved its record-high consolidated operating income of 22,291 million yen for the fiscal year 2013, its profit level will decline substantially in the fiscal year 2014, for which the earnings forecast has been published, and the fiscal year 2015 due to the building of ships ordered during the market slump following the “Lehman Shock” and other factors, but that its earnings will grow substantially in the fiscal year 2017 due to the recent trend of ship prices recovering, the change in the type of ships which Namura Shipbuilding receives orders to build, its cost-cutting efforts, and other factors.  The earnings plan of Sasebo Heavy Industries assumes that it will continue to post a net loss until and in the fiscal year 2014 due to the building of ships ordered during the market slump after the “Lehman Shock” and other factors, but its operating income will turn a profit from the fiscal year 2015 and its earnings will grow substantially in the fiscal year 2016 due to the recent increase in ship prices, the change in the type of ships which Sasebo Heavy Industries receives orders to build, its cost-cutting efforts, and other factors.

The following shows the relevant calculation result for each analysis method when the share value per share of Namura Shipbuilding is set at 1.

Analysis Method Adopted	Calculation Result of Share Exchange Ratio
Market Price Analysis	0.117-0.149
DCF Analysis	0.090-0.153

In performing its analysis with respect to the share exchange ratio, Mitsubishi UFJ Morgan Stanley Securities has assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to it by the companies, as the appropriate basis for its analysis.  With respect to the financial projections, Mitsubishi UFJ Morgan Stanley Securities has assumed that they have been reasonably prepared to reflect the best currently available estimates and judgments of the management of each company of their future financial performance.  Mitsubishi UFJ Morgan Stanley Securities has not made, nor has it obtained from any third party, any independent valuation or appraisal of the assets or liabilities (including any off-balance sheet assets and liabilities and contingent liabilities) of either Company or their affiliates.  The analysis by Mitsubishi UFJ Morgan Stanley Securities is based on the aforementioned information made available to it as of May 21, 2014.

Similarly, as market share prices are available for both companies, KPMG FAS made the calculation of the value of the common stock of the companies using the market price analysis (with May 22, 2014 being the record date for calculation, KPMG FAS made such calculation based on the closing prices of the shares of the respective companies on the record date as shown in the first section of the TSE, the simple average of the closing prices of the shares of the respective companies on each trading day for the period from May 12, 2014 (the business day immediately following May 9, 2014, when the companies announced the respective financial results for the fiscal year ended March 2014) to the record date, and the simple average of the closing prices of the shares for the one-month period and the three-month period immediately preceding the record date).  In addition, KPMG FAS made the calculation of the value of the common stock of the companies using the DCF Analysis in order to reflect future business operations of the companies in the valuation.  The earnings plan of Namura Shipbuilding, on which KPMG FAS relied for the purpose of DCF Analysis, assumes that after Namura Shipbuilding achieved its record-high consolidated operating income of 22,291 million yen for the fiscal year 2013, its profit level will decline substantially in the fiscal year 2014, for which the earnings forecast has been published, and the fiscal year 2015 due to the building of ships ordered during the market slump following the “Lehman Shock” and other factors, but its earnings will grow substantially in the fiscal year 2017 due to the recent recovery trend in ship prices, the change in the type of ships which Namura Shipbuilding receives orders to build, its cost-cutting efforts, and other factors.  The earnings plan of Sasebo Heavy Industries assumes that it will continue to post a net loss until and in the fiscal year 2014 due to the building of ships ordered during the market slump following the “Lehman Shock” and other factors, but its operating income will turn a profit from the fiscal year 2015 and its earnings will grow substantially in the fiscal year 2016 due to the recent recovery trend in ship prices, the change in the type of ships which Sasebo Heavy Industries receives orders to build, its cost-cutting efforts, and other factors.
The following shows the relevant calculation result of KPMG FAS for each analysis method when the share value per share of Namura Shipbuilding is set at 1.

Analysis Method Adopted	Calculation Result of Share Exchange Ratio
Market Price Analysis	0.114-0.155
DCF Analysis	0.115-0.143

In performing its analysis with respect to the share exchange ratio, KPMG FAS has assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to it by the companies, and that there is no fact that could have a material impact on the calculation of the share exchange ratio and that was not disclosed to KPMG FAS, as the appropriate basis for its analysis.  In addition, KPMG FAS has not made, nor has it obtained from any third party, any independent valuation or appraisal of the assets or liabilities (including any off-balance sheet assets and liabilities and contingent liabilities) of either company, its subsidiaries or its related companies, including analysis and valuation of individual assets and liability.

The analysis by KPMG FAS is based on the information and economic conditions made available to it as of May 22, 2014, and with respect to the financial projections and other future information, KPMG FAS has assumed that they have been reasonably prepared to reflect the best currently available estimates and judgments of the management of each Company of their future financial performance.

(3)	Prospects for Delisting and Reasons therefor

Through the Share Exchange, Sasebo Heavy Industries will become a wholly-owned subsidiary of Namura Shipbuilding on October 1, 2014, the effective date of the Share Exchange, and the common stock of Sasebo Heavy Industries will be delisted in accordance with the delisting procedures prescribed by the Delisting Standards of the TSE and the FSE.  After delisting, it will be impossible to trade common stock of Sasebo Heavy Industries on the TSE and the FSE; however, shares of Namura Shipbuilding will be allotted to the shareholders of Sasebo Heavy Industries pursuant to the Share Exchange Agreement as described in 2. (3) “Details of the Content of Share Allotment in the Share Exchange” above.

The purpose of the Share Exchange is as described in 1. “Purpose of the Share Exchange” above, and delisting of Sasebo Heavy Industries is not the purpose of the Share Exchange.  After the delisting of common stock of Sasebo Heavy Industries, common stock of Namura Shipbuilding that will be allotted to each shareholder of Sasebo Heavy Industries through the Share Exchange will remain listed on the TSE, and will be tradable on the exchange market after the Share Exchange.  Namura Shipbuilding therefore believes that for shareholders who will receive, upon the Share Exchange, an allotment of not less than 100 shares of Namura Shipbuilding, which is one Share Unit of Namura Shipbuilding, such shareholders can continue to trade the shares, which will ensure the liquidity of the shares.

Although the shareholders of Sasebo Heavy Industries who will receive less than 100 shares of Namura Shipbuilding cannot sell such shares in a number less than one Share Unit on either of the exchange markets described above, such shareholders may, at their request, require Namura Shipbuilding to purchase such shares, or purchase additional shares constituting less than one Share Unit.  For details of such treatment, see 2. (3) (iii) above. Furthermore, where the number of shares of Namura Shipbuilding to be allotted to the shareholders of Sasebo Heavy Industries upon the Share Exchange includes any fractions of less than one share, an amount in cash in proportion to such fraction will be paid. For details of such treatment, see 2. (3) (iv).

(4)	Measures to Ensure Fairness

Namura Shipbuilding, upon the implementation of the Share Exchange, requested Mitsubishi UFJ Morgan Stanley Securities, the third-party valuation institution, to calculate the share exchange ratio in order to ensure the fairness of the share exchange ratio in the Share Exchange.  Referring to the result of such calculation, Namura Shipbuilding negotiated and consulted with Sasebo Heavy Industries, and resolved at the meeting of the board of directors which was held today to implement the Share Exchange based on the share exchange ratio set out in 2. (3) above.

On the other hand, Sasebo Heavy Industries, upon the implementation of the Share Exchange, requested KPMG FAS, the third-party valuation institution, to calculate the share exchange ratio in order to ensure the fairness of the share exchange ratio in the Share Exchange.  Referring to the result of such calculation, Sasebo Heavy Industries negotiated and consulted with Namura Shipbuilding, and resolved at the meeting of the board of directors which was held today to implement the Share Exchange based on the share exchange ratio set out in 2. (3) above.

Neither Namura Shipbuilding nor Sasebo Heavy Industries obtained a written opinion (so-called fairness opinion) by the said third-party valuation institutions stating that the agreed share exchange ratio was fair to shareholders of each company from the financial perspective.

Furthermore, Namura Shipbuilding appointed Nagashima Ohno & Tsunematsu, and Sasebo Heavy Industries appointed Mori Hamada & Matsumoto as their respective legal advisors, and received advice from their respective legal advisors on the appropriate procedures and correspondence for the Share Exchange from the legal perspective.

Nagashima Ohno & Tsunematsu and Mori Hamada & Matsumoto are independent of Namura Shipbuilding and Sasebo Heavy Industries, and do not have any material interest.

(5)	Measures to Avoid Conflicts of Interest
Namura Shipbuilding and Sasebo Heavy Industries have not taken any special measures, since there is no particular conflicts of interest between the companies in the Share Exchange.

4. Outline of the Parties Involved in the Share Exchange (As of March 31, 2014) (In millions of yen, unless otherwise specified)

		Wholly-owning Parent Company in Share Exchange	Wholly-owned Subsidiary in Share Exchange
(1)	Name	Namura Shipbuilding Co., Ltd.	Sasebo Heavy Industries Co., Ltd.
(2)	Location	1-9, Itachibori 2-chome, Nishi-ku, Osaka-city	31-1, Nihonbashi Hama-cho 2-chome, Chuo-ku, Tokyo
(3)	Name and Title of Representative	Kensuke Namura, President & Representative Director	Yoshifumi Yushita, President & Representative Director
(4)	Description of Business	Manufacturing and sales of ships, machinery and steel structures, and ship repair	Manufacturing and sales of ships and machinery, and ship repair
(5)	Capital	8,083	8,414
(6)	Date of Establishment	April 13, 1931	October 1, 1946
(7)	Number of Issued Shares	48,386,417 shares	161,955,000 shares
(8)	Fiscal Year End	March 31	March 31
(9)	Number of Employees	(non-consolidated) 1,003 (consolidated) 2,235	(non-consolidated) 749 (consolidated) 1,184
(10)	Major Business Partners	-	-
(11)	Major Financing Bank	The Bank of Tokyo-Mitsubishi UFJ, Ltd. Development Bank of Japan Inc. Aozora Bank, Ltd. The Bank of Saga, Ltd. Mitsubishi UFJ Trust and Banking Corporation	The Bank of Fukuoka, Ltd. Shinwa Bank, Ltd. The Bank of Tokyo-Mitsubishi UFJ, Ltd. Eighteen Bank, Ltd. Nishi-Nippon City Bank, Ltd.
(12)	Major Shareholders and Ratio of Shareholding
Nippon Steel & Sumitomo Metal Corporation: 6.25%
The Bank of Tokyo-Mitsubishi UFJ, Ltd.: 4.40%
Mitsui O.S.K. Lines, Ltd.: 4.27%
Yamato Kogyo Co., Ltd.: 3.36%
Air Water Inc.: 3.35%
Metal One Corporation: 3.10%
Mitsubishi Heavy Industries, Ltd.: 2.92%
Tokio Marine & Nichido Fire Insurance Co., Ltd.: 2.79%
Nippon Yusen Kabushiki Kaisha: 2.48%
Japan Trustee Services Bank, Ltd.
(Trustee account): 2.47%

Nippon Steel & Sumitomo Metal Corporation: 9.76％
Metal One Corporation: 7.55%
The Master Trust Bank of Japan, Ltd.: 3.87%
Yoshida Kaiun Co., Ltd.: 3.83%
MSCO CUSTOMER SECURITIES: 3.03％
Shinkoh Co., Ltd.: 2.59%
Sasebo Heavy Industries Saei-kai: 2.42%
Shinwa Bank, Ltd.: 1.61%
The Bank of Fukuoka, Ltd.: 1.61%
JPMC NA ITS LONDON CLIENT ACCOUNT MORGAN STANLEY AND COMPANY INTERNATIONAL: 1.27%

(13)	Relationship between the Parties
	Capital Relationship	Not applicable.
	Personnel Relationship	Not applicable.
	Transaction Relationship	Not applicable.
	Status as a Related Party	Not applicable.
(14)	Results of Operations and Financial Condition for Previous Three Fiscal Years
	Namura Shipbuilding (consolidated)			Sasebo Heavy Industries (consolidated)
Fiscal Year Ended	March 2012	March 2013	March 2014	March 2012	March 2013	March 2014
Consolidated Net Assets	47,643	55,341	66,964	28,514	27,345	25,098
Consolidated Gross Assets	162,304	147,012	152,891	84,464	65,795	56,087
Consolidated Net Assets per Share (yen)	965.61	1,126.66	1,367.20	177.69	170.41	156.41
Consolidated Net Sales	122,633	118,414	124,559	66,082	35,946	30,968
Consolidated Operating Income	11,677	13,554	22,291	9,862	-1,291	-1,676
Consolidated Ordinary Income	11,049	14,477	23,677	9,697	-819	-1,626
Consolidated Net Income	5,640	8,008	12,687	734	-533	-2,848
Consolidated Net Income per share (yen)	116.86	165.77	262.46	4.58	-3.32	-17.75
Dividend per Share (yen)	14.00	18.00	30.00	5.00	-	-

5. Status after the Share Exchange
Wholly-owning Parent Company in Share Exchange
(1)	Name	Namura Shipbuilding Co., Ltd.
(2)	Location	1-9, Itachibori 2-chome, Nishi-ku, Osaka-city, Osaka
(3)	Name and Title of Representative	Kensuke Namura, President & Representative Director
(4)	Description of Business	Manufacturing and sales of ships, machinery and steel structures, and ship and vessel repair
(5)	Capital	Not determined at present
(6)	Fiscal Year End	March 31
(7)	Net Assets	Not determined at present
(8)	Total Assets	Not determined at present

6. Outline of Accounting Treatment
With respect to the accounting treatment for the Share Exchange, the “Accounting Standard for Business Combinations” (Accounting Standards Board of Japan (“ASBJ”) Statement No. 21) and “Guidance on Accounting Standard for Business Combinations and Accounting Standard for Business Divestitures” (ASBJ Guidance No. 10) will be applied and based on the purchase method, with Namura Shipbuilding as the acquiring company.
The amount of goodwill (or negative goodwill) resulting from the Share Exchange has not yet been determined.  It will be announced when it is determined.

7. Further Outlook
Through the Share Exchange, Sasebo Heavy Industries will be a wholly-owned subsidiary of Namura Shipbuilding.  The impact of the Share Exchange on the consolidated operating results of Namura Shipbuilding, etc., has not yet been determined.  In the event that any matter, which necessitates revision of the earnings estimates or that needs to be announced, arises, such matter will be disclosed without delay.
(End of Document)

(Reference)
Consolidated earnings estimates for the current fiscal year (announced on May 9, 2014) and consolidated earnings results for the prior year for Namura Shipbuilding (in millions)
	Consolidated Net Sales	Consolidated Operating Income	Consolidated Ordinary Income	Consolidated Net Income
Earnings Estimates for the Current Fiscal Year (ending March 31, 2015)	114,000	9,600	9,300	5,500
Earnings Results for the Prior Year (ended March 31, 2014)	124,559	22,291	23,677	12,687

Consolidated earnings estimates for the current fiscal year (announced on May 9, 2014) and consolidated earnings results for the prior year for Sasebo Heavy Industries (in millions)
	Consolidated Net Sales	Consolidated Operating Income	Consolidated Ordinary Income	Consolidated Net Income
Earnings Estimates for the Current Fiscal Year (ending March 31, 2015)	30,000	- 300	-500	-600
Earnings Results for the Prior Year (ended March 31, 2014)	30,968	- 1,676	-1,626	-2,848

Cautionary Statement Regarding Forward-Looking Statements
This press release contains forward-looking statements that reflect the Namura Shipbuilding’s and Sasebo Heavy Industry’s plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Namura Shipbuilding and Sasebo Heavy Industry’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These forward-looking statements may be identified by words such as ‘believes’, ‘expects’, ‘anticipates’, ‘projects’, ‘intends’, ‘should’, ‘seeks’, ‘estimates’, ‘future’ or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. Actual results may differ materially in the future from those reflected in forward-looking statements contained in this document, due to various factors including but not limited to: failure of the parties to agree on some or all of the terms of the transactions; failure to obtain a necessary shareholders’ approval; inability to obtain some or all necessary regulatory approvals or to fulfill any other condition to the closing of the transaction; changes in laws or accounting standards, or other changes in the business environment relevant to the parties; challenges in executing our business strategies; the effects of financial instability or other changes in general economic or industry conditions; and other risks to consummation of the transaction.